RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

Exemption No: 82-35009

RECEIVED
2009 JUL 28 A 1:17

July 22, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

09046629

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 21, 2009, forwarding therewith notice convening the Board Meeting to approve unaudited financial results for the quarter ended June 30, 2009.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

7/28

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited

July 21, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: **Un-audited Financial Results for the quarter ended June 30, 2009**

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, July 29, 2009 inter alia, to consider and approve the unaudited financial results of the Company for the quarter ended June 30, 2009.

Yours faithfully
For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

Reliance Natural Resources

Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited

Tel. +91 22 3038 6290
Fax. +91 22 3037 663
www.rnl.in

July 21, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: **Un-audited Financial Results for the quarter ended June 30, 2009**

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, July 29, 2009 inter alia, to consider and approve the unaudited financial results of the Company for the quarter ended June 30, 2009.

Yours faithfully
For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 23, 2009

Exemption No. : 82-35009

Mr Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated July 23, 2009 forwarding therewith Annual Report 2008-09 of the Company.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

Encl : As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 23, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 26598235/26598236
Fax: 2659 8237/38
NSE Symbol: RNRL

Dear Sirs,

Sub: **Unabridged Annual Report for the year 2008-09**

Pursuant to clause 31(a) of the listing agreement, we enclose six copies of Unabridged Annual Report of the company for the year 2008-09.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resource Limited

Ashish S Karyekar
Company Secretary

Encl: as above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 23, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 1233/34
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

Dear Sirs,

Sub: **Unabridged Annual Report for the year 2008-09**

Pursuant to clause 31(a) of the listing agreement, we enclose six copies of Unabridged Annual Report of the Company for the year 2008-09.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: as above